Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Marinus Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (Nos. 333-221243 and 333-206351) and Form S-8 (Nos.333-219613 and 333-200701) of Marinus Pharmaceuticals, Inc. of our report dated March 6, 2018, with respect to the consolidated balance sheets of Marinus Pharmaceuticals, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2017 annual report on Form 10-K of Marinus Pharmaceuticals, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 6, 2018